

March 25, 2020

Shaowei Zhang
Chief Executive Officer
First High-School Education Group Co., Ltd.
No.1, Tiyuan Road, Xishan District
Kunming, Yunnan Province 650228
The Peoples Republic of China

> **Re: First High-School Education Group Co., Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 9, 2020**
> **CIK No. 0001786182**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 DRS/A1 filed March 9, 2020

Critical Accounting Policies
Share-Based Compensation, page 85

1. We have read your respond to comment 5. The per share price on page 85 is not consistent with the per share price presented in Note 12. Since you indicate in the financial statements that per share amounts are not in thousands, please ensure the per share price disclosed in Note 12 represents the actual price per share.

Description of American Depositary Shares
Jurisdiction and Arbitration, page 148

2.   We note your disclosure that the arbitration provisions in the deposit agreement "do not preclude ADS holders from pursuing claims under the U.S. federal securities laws in federal courts." Please tell us whether the arbitration provisions preclude ADS holders from pursuing claims under the U.S. federal securities laws in state courts. If they do not, please revise your disclosure accordingly. If they do, we may have further comment. In addition, if the provisions do not apply to claims under the U.S. federal securities laws, please ensure that the provision in the deposit agreement clearly states that this is the case.

3.   We note your revised disclosure in response to our prior comment 15. Please revise your disclosure to address any uncertainty about the enforceability of the exclusive forum provision contained in the deposit agreement. In addition, please revise your disclosure on page 149 to state, if true, that the deposit agreement provides that the federal *and* state courts of New York have exclusive jurisdiction to determine disputes arising from the agreement (as opposed to either federal *or* state courts in New York having exclusive jurisdiction).

General

4.   In an appropriate places in your prospectus, please revise your disclosure to explain how the continued spread of COVID-19, its impact on the global economy, and the ways that it has altered and will continue to alter the daily practices of citizens around the world (including, for example, continued quarantining and school closures) could impact your results, even if it continues to be uncertain as to the extent of any impact. Please disclose any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations related to COVID-19. See Item 303(a)(3)(ii) of Regulation S-K.

You may contact Amy Geddes, Staff Accountant at 202-551-3304 or Jim Allegretto, Senior Advisor at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services